UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

SOCIETAL CDMO, INC.

(Name of Subject Company (Issuer))

CANE MERGER SUB, INC.

a wholly-owned subsidiary of

CORERX, INC.

(Names of Filing Persons (Offerors))

Common stock, $0.01 par value per share

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

Ajay Damani

Chief Executive Officer

14205 Myerlake Circle

Clearwater, Florida 33760

Telephone: (727) 259-6950

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

Telephone: (919) 821-6668

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by CoreRx, Inc., a Florida corporation (“Parent”), and Cane Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation and wholly owned subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on March 11, 2024, as amended by Amendment No. 1 filed with the SEC on March 18, 2024, and as further amended by Amendment No. 2 filed with the SEC on April 1, 2024 (as amended, the “Schedule TO”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), at a purchase price of $1.10 per Share in cash, without interest, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).

Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged, and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1 though 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are herby amended and supplemented to include the following:

“Closing of the Merger

The Offer and withdrawal rights expired one minute following 11:59 p.m., Eastern Time, on April 5, 2024 and was not extended. The Depositary and Paying Agent advised Parent and Purchaser that, as of the Expiration Date, a total of 102,588,622 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 92.8% of Shares that were issued and outstanding as of the Expiration Date. All conditions to the Offer, including the Minimum Condition, were satisfied or waived, and Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered and not validly withdrawn in the Offer.

On April 8, 2024, Parent and Purchaser completed the acquisition of SCTL by consummating the Merger pursuant to the terms of the Merger Agreement without a vote of SCTL’s shareholders in accordance with Section 321(f) of the PBCL. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than Shares (i) held by SCTL (including Shares held in the treasury of SCTL), (ii) owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser or (iii) held by a holder who is entitled to and properly demands appraisal rights under Subchapter D of Chapter 15 of the PBCL and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its rights to such appraisal and payment under the PBCL) was automatically converted into the right to receive the Offer Price, without interest less any applicable tax withholding.

Following consummation of the Merger, SCTL has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and SCTL intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of SCTL’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12. Exhibits

Exhibit No.

(a)(5)(A) Press Release issued by Parent on April 8, 2024

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024	CANE MERGER SUB, INC.

/s/ Jeffrey Edwards
	Name:	Jeffrey Edwards
	Title:	President

CORERX, INC.

/s/ Ajay Damani
	Name:	Ajay Damani
	Title:	Chief Executive Officer

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